Advanced Semiconductor Engineering, Inc.
26 Chin Third Road, Nantze Export Processing Zone

Nantze, Kaohsiung, Taiwan

Republic of China

February 24, 2017

Via E-mail

Amanda Ravitz, Esq
Assistant Director

Office of Electronics and Machinery

Division of Corporation Finance

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Advanced Semiconductor Engineering, Inc.

Amendment No. 1 to Registration Statement on Form F-4

Filed January 6, 2017

File No. 333-214752

Dear Ms. Ravitz:

This letter is submitted by Advanced Semiconductor Engineering, Inc. (the “Company”) in response to the comments that you provided on behalf of the staff in the Office of Electronics and Machinery in the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Company’s Amendment No. 1 to Form F-4, File No. 333-214752, filed on January 6, 2017 (as filed on that date, “Amendment No. 1”), as set forth in your letter to the Company dated January 31, 2017. In response to the Staff’s comments, the Company is also filing via EDGAR under separate cover Amendment No. 2 to the Form F-4 (“Amendment No. 2”). For your convenience, the text of the Staff’s comments is set forth below (in bold), followed in each case by the response. Please note that all references to page numbers in the responses are references to Amendment No. 2.

Capitalized terms not otherwise defined in this letter have the meanings ascribed to them in Amendment No. 2.

General

1.	We note your response to prior comment 1. Please revise your registration statement to add Siliconware Precision Industries Co., Ltd. as a registrant and to include all required signatures indicated in Instruction 3 to the Signature Page of the Form F-4.

The Company respectfully advises the Staff that it has added Siliconware Precision Industries Co., Ltd. as a co-registrant and has included all required signatures indicated in Instruction 3 to the Signature Page of the Form F-4 as well as other information required of a registrant per F-4 form requirement which appear on the cover page and pages 105 to 106 and 111 to 113.

Questions and Answers About the Share Exchange, page iv

How will trading in ASE Common Shares and ASE ADSs be affected by the Share Exchange, page vi

2.	We note your disclosure here that HoldCo common shares will begin trading on the TWSE at the “Effective Time” of the share exchange. If the “Effective Time” is some time other than the closing date of the share exchange, please reconcile your disclosure here with that part of your response to prior comment 1 indicating that HoldCo’s common shares will not be listed on the TWSE until the closing of the share exchange. Additionally, given the anticipated length of time between the promotors’ meeting—at which your shareholders will be required to pay their shares as consideration for the share exchange—and the date on which HoldCo will come into existence and its shares will be listed on the TWSE, please clarify the ownership and trading status of your securities during this timeframe.

The Company respectfully advises the Staff that the “Effective Time” refers to the effective time of the Share Exchange takes and is used equivalently as the closing date of the Share Exchange. At the Effective Time of the Share Exchange, HoldCo will come into existence and HoldCo Common Shares will begin trading on the TWSE and HoldCo ADSs will begin trading on the NYSE.

The Company further respectfully advises the Staff that at the promoters’ meeting of HoldCo, which is also the extraordinary general shareholders’ meeting of ASE, ASE shareholders will only consider and vote upon the proposals listed on page 4 of Amendment No. 2, which include, among others, voting upon the proposed Share Exchange and electing the board of directors and supervisors of HoldCo. ASE shareholders will not pay their shares as consideration for the Share Exchange at the promoters’ meeting. Instead, they will still maintain ownership of their ASE shares until the closing of the Share Exchange. Meanwhile, ASE Common Shares will continue trading on the TWSE until the eighth ROC Trading Day before the Effective Time, when the trading will be suspended in anticipation of the closing of the Share Exchange. ASE has disclosed the risks associated with this anticipated trading gap on page 64 of Amendment No. 2.

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Please note that Amendment No. 2 also includes certain other updates to the Company’s disclosures and internal conforming changes.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in Amendment No. 2;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to Amendment No. 2; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Company appreciates the Staff’s attention to the review of the Amendment No. 2. Please do not hesitate to contact the undersigned or George R. Bason, Jr. at 212-450-4340 or James C. Lin at +852-2533-3368, if you have any questions regarding Amendment No. 2 or this letter.

Sincerely,

Advanced Semiconductor Engineering, Inc.

By:	/s/ Jason C.S. Chang
Chairman and Chief Executive Officer

cc:	George R. Bason, Jr., Esq. and James C. Lin, Esq. (Davis Polk & Wardwell LLP)